Exhibit 99.1

Note: All figures in US$ unless otherwise noted.

TD Bank, America’s Most Convenient Bank, Enhances Presence in Attractive Florida Market

-	Acquires certain assets and liabilities of Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank
-	Acquisitions accelerate TD’s growth in attractive deposit-rich Florida market
-	Transactions position TD Bank with about 100 locations in Florida

CHERRY HILL, NEW JERSEY/PORTLAND, MAINE/ TORONTO, ONTARIO, April 16, 2010 - TD Bank, America’s Most Convenient Bank® (TD Bank, National Association, Wilmington, Delaware, “TD Bank”), a wholly-owned subsidiary in the TD Bank Financial Group (TSX and NYSE:TD), today announced that it has acquired certain assets and liabilities of Riverside National Bank of Florida (“Riverside”), First Federal Bank of North Florida (“First Federal”) and AmericanFirst Bank (“AmericanFirst”) from the Federal Deposit Insurance Corporation (“FDIC”) effective immediately.

“These transactions, combined with the success of our U.S. franchise, put us in an even stronger position as we continue to build the first truly North American bank,” said Ed Clark, President and CEO, TD Bank Financial Group.  "We’re extremely pleased with these acquisitions. They add quality stores to our existing retail network in target markets, allow us to accelerate our organic growth in Florida by five years, and come with limited downside credit risk.  Simply put, they are a win-win for our customers and shareholders alike.”

TD Bank has entered into a purchase and assumption agreement with the FDIC, covering Riverside’s 58 branches in central Florida and adding to TD Bank’s already growing network. Separate agreements also cover First Federal’s eight locations and AmericanFirst’s three locations.  In addition, TD Bank will gain a total of 80 Automated Teller Machines (ATMs) as a result of these transactions.

“These acquisitions give us an even stronger footprint in the key, fast-growing Florida market, increasing our presence to about 100 locations,” said Bharat Masrani, President and CEO, TD Bank.  “We’re pleased to be involved in these transactions, which not only help expand our presence in the U.S. but also allow us to work with the FDIC in its mission to maintain stability and public confidence in the U.S. financial system.”

“These acquisitions present a significant opportunity to grow our business in a short time frame and in a cost-effective way,” said Mr. Masrani. “They also demonstrate our commitment to Florida as we give more customers in this exciting market the opportunity to experience America’s Most Convenient Bank.”

Key highlights of these transactions:

•	Advances current de novo store growth strategy
•	Adds quality stores in target markets
•	Gains about 40 locations for future stores
•	Limited downside credit risk
•	No material earnings or capital impact

•	Purchase of $3.8 billion in assets, including loans of $2.1 billion, all of which are covered by a loss-share agreement
•	$3.1 billion in deposits assumed
•	The FDIC covers 50% of loan losses up to the following thresholds and then covers 80% in excess of these thresholds:
o	Riverside National Bank of Florida: $442 million
o	First Federal Bank of North Florida: $58 million
o	AmericanFirst Bank: $18 million

The deposits of the former customers of Riverside, First Federal and AmericanFirst will continue to be insured by the FDIC up to the insurance limit.   Customers can continue to bank at these locations and will be served by the same friendly teams.  Customers can continue to access their money by writing checks, using ATMs or using their debit cards.  Checks drawn on Riverside, First Federal and AmericanFirst will continue to be processed and loan customers should continue to make their payments as usual. TD is one of the largest and most respected financial institutions in North America and customers should feel confident that their bank deposits with TD Bank are both safe and secure.

Customers of Riverside, First Federal and AmericanFirst who have questions about this transaction can call TD Bank toll-free at 1-888-751-9000.

“These transactions will provide stability for the customers of Riverside, First Federal and AmericanFirst, whose savings are now secured by the financial strength and stability of TD, one of a handful of NYSE-listed banks rated triple-A,” added Mr. Masrani. “We look forward to WOW!ing existing and potential customers with our legendary customer experiences and to welcoming Riverside, First Federal and AmericanFirst employees to the TD family.”

For more information regarding this transaction please go to http://www.td.com/investor/index.jsp to see the investor relations presentation.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $567 billion in assets on January 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

About TD Bank, America's Most Convenient Bank®

TD Bank, America's Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine. TD Bank is a trade name of TD Bank, N.A. For more information, visit www.tdbank.com.

Caution Regarding Forward Looking Information

From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.

By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report.  Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the bank will realize the anticipated benefits relations to the acquisitions of Riverside National Bank of Florida, AmericanFirst Bank and First Federal Bank of North Florida.

Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

For more information:

Media:
Rebecca Acevedo	Mohammed Nakhooda
1-856-470-3201	1-416-983-8622
rebecca.acevedo@yesbank.com	mohammed.nakhooda@td.com

For French language media:

Annick Laberge
1-514-289-1588
Annick.laberge@td.com

Investor Relations:

Tim Thompson
1-416-982-6346
timothym.thompson@td.com